June 2, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Bank of Montreal, under the Exchange Act of 1934:

- MicroSectors™ 3× Long Artificial Intelligence (AI) ETNs due May 30, 2046
- MicroSectors™ -3× Short Artificial Intelligence (AI) ETNs due May 30, 2046

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com